Contacts:        For Covenant
Tuesday                                  Media and        Charles E. Sessa, Jr.
August 5, 1997                           Analysts:        (609) 428-7300
                                         Contacts:        First Union
                                         Media:           Paul Levine
                                                          (908) 598-3183
                                         Analysts:        Laura Schaible
                                                          (908) 598-3181

FIRST UNION TO ACQUIRE COVENANT BANCORP, A SOUTHERN NEW JERSEY
BANKING COMPANY WITH 16 OFFICES AND $454 MILLION IN ASSETS

HADDONFIELD,  N.J. and SUMMIT, N.J., August 5 -- Covenant Bancorp, Inc. (NASDAQ:
CNSK) and First Union Corporation (NYSE: FTU) today announced a definitive merger agreement in which First Union would purchase Covenant for First Union common stock valued at about $78 million based on market close on Monday, August 4, 1997.

Covenant Bancorp, of Haddonfield is the $454 million-asset holding company for Covenant Bank, a commercial bank, which operates 16 offices in five Southern New Jersey counties: Atlantic, Burlington, Camden, Cape May and Cumberland.

In the transaction, which would be accounted for as a purchase, First Union would exchange .3813 shares of First Union common stock for each share of Covenant Bancorp common stock. Each share of the two issues of Covenant convertible preferred stock would be exchanged for a number of shares of First Union common stock equal to the respective conversion ratios of the preferred stock, times the merger exchange ratio. The merger exchange ratio represents
2.52 times Covenant Bancorp's book value as of June 30, 1997. The acquisition is expected to be non-dilutive to First Union's earnings on a cumulative basis within 18 months of closing.

Tony Terracciano, First Union president, said: "Covenant is an excellent bank with a strong customer base in Southern New Jersey, a growing and important market for First Union. This is an excellent in-market acquisition for us."

"This is an outstanding transaction for our shareholders, aligning us with a premier super regional institution with an impressive earnings and dividend record," Richard Hocker, Covenant Bancorp's chairman and chief executive officer, said.

Charles E. Sessa, Jr., Covenant's president, added: "This is a good transaction for our customers. First Union offers a very impressive array of products and resources, including the convenience of some 2,000 offices and 2,400 ATM machines along the East Coast. This is also a significant opportunity for our employees."

"We are excited about the opportunity to serve Covenant's customers, both retail and commercial," Samuel Schreiber, First Union's president for South Jersey, noted. "We are


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absolutely committed to the Southern New Jersey marketplace, and plan to be part of what we see as a continuing, long period of strong economic growth in this part of the state."

Completion of the acquisition is expected in early 1998, subject to the approval of banking regulators and Covenant Bancorp's shareholders and other conditions of closing.

First Union currently operates 53 offices in Southern New Jersey and 317 overall in the state of New Jersey. Covenant Bank's operations will be merged into First Union's South Jersey area.

First Union, the sixth largest United States banking company based on assets of approximately $143 billion as of June 30, 1997, serves 12 million customers on the East Coast and throughout the nation. It has offices in 12 eastern states, stretching from Connecticut to Florida, as well as in the District of Columbia.